UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41425

Golden Sun Health Technology Group Ltd

金太阳健康科技集团有限公司

8th Floor, Administration Building,

390 East Tiyuhui road, Hongkou District, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Appointment of Independent Director

On February 21, 2024, the board of directors of the Company (the “Board”) passed a resolution to appoint Mr. Xiao Jin as a director of the Board, and a member of each of the Board’s audit committee and compensation committee, to fill the vacancy created by the resignation of Mr. Wenlong Xia, effective immediately.

Mr. Xiao Jin has served as the Chief Financial Officer (“CFO”) for Hebron Technologies Limited since September 2018. Previously, he served as the CFO for Lanzhou Heshengtang Pharmaceutical Co., Ltd. from November 2014 to September 2018, for Zhejiang Hebron Control Engineering Technology Co., Ltd. from May 2012 to October 2014, and for Zhejiang Juneng Lesi Pharmaceutical Co., Ltd. from April 2002 to April 2012. From March 2001 to March 2002, he served as an audit manager at Juneng Industrial Co., Ltd. From August 1999 to March 2001, he served as a finance manager at Lanzhou Juneng Trading Co., Ltd. From July 1985 to July 1999, he served as an accountant at Lanzhou Friendship Hotel Co., Ltd. He graduated from Lanzhou Commercial School, China in 1985, majoring in accounting, and received an EMBA in Business Administration from Shanghai Jiaotong University in 2011.

Mr. Xiao Jin does not have a family relationship with any director or executive officer of the Company and has not been involved in any transactions with the Company during the past two years that requires disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Golden Sun Health Technology Group Ltd.

Date: February 23, 2024	By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

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